Exhibit 99.1

Vertical Aerospace makes leadership appointments

•	Stuart Simpson, Vertical Aerospace’s CFO and seasoned FTSE100 executive, appointed to CEO as company moves to pivotal phase of certifying its VX4 aircraft and commercialisation.

•	Founder and current CEO, Stephen Fitzpatrick, continues his role as Board member, focused on business strategy and delivering on the company’s vision.

•	Ben Story, who brings 30 years of fundraising, business strategy and leadership experience from roles at Rolls-Royce, Citi and Transport for London, appointed to Vertical’s Board.

London, UK; New York, USA – 1st May 2024

Vertical Aerospace Ltd. (“Vertical” or the “Company”) (NYSE: EVTL; EVTLW), a global aerospace and technology company that is pioneering zero emission aviation, has made several leadership appointments as the company moves towards a pivotal phase of certifying its VX4 aircraft and commercialisation.

Stuart Simpson, Vertical’s CFO and seasoned FTSE100 executive with a career which spans 30 years and includes leadership roles across the technology, automotive and logistics sectors, has been appointed to CEO, effective immediately. He will be responsible for leading the execution of the company’s strategy as it progresses towards certification of the VX4 aircraft, bringing it to market, and launching further fundraising activity.

Founder and current CEO, Stephen Fitzpatrick, who recently committed additional capital to the company, will continue to play a prominent role in Vertical as a Board member, focused on business strategy and working with the executive team to deliver on the company’s vision.

Stuart joined Vertical Aerospace in 2023 from Avast, a FTSE100 global leader in digital security and privacy, where he was Group CFO and a member of the leadership team that was responsible for the company’s $9 billion merger with NortonLifeLock in 2021.

Prior to that, Stuart held the roles of Interim Chief Executive Officer, Chief Financial Officer and Chief Operating Officer at Royal Mail Group, overseeing the Group’s return to the FTSE100 during his tenure. Concurrently, he was a Board member at GLS Group, a global, technology led, parcel service provider.

Stuart also has extensive automotive industry experience in the UK and internationally, having held several Director roles at General Motors globally and senior positions at Rolls Royce and Bentley Motor Car Company. The process for appointing a new CFO is underway, with Stuart continuing to oversee the company’s financial function in the interim.

In addition, Vertical has strengthened its Board with the appointment of Ben Story, a former Director and Executive Team member at Rolls-Royce, Board member at Transport for London and Managing Director at Citi. Ben brings 30 years of experience at the highest level of industrial technology, energy, transportation, and global finance and will bring invaluable experience to the company along its path to commercialisation.

Stephen Fitzpatrick, Founder and Board Member, Vertical Aerospace, said:

“I am immensely proud of all that the team has achieved over the past four years as Vertical leads the world into a new era of electric flight and becomes a British engineering success story. Vertical is now ready to move into an incredibly important phase of development as we begin testing our more advanced, piloted, full scale prototype, progress towards certification and are preparing for industrialisation.

Stuart’s extensive leadership experience in high growth technology based companies make him incredibly well qualified to lead the company into this next phase and I know he shares my passion to bring the benefits of electric aviation to the world. I look forward to seeing what Vertical is going to achieve under his leadership.”

Stuart Simpson, CEO, Vertical Aerospace, said: “It’s been phenomenal to experience the progress the business has made since I joined, and I could not be more excited to move into this role. I share Stephen’s confidence that our experienced team, technology, and compelling business model of working with leading industry partners position us very well to successfully develop one of the most advanced electric aircraft in the world.

I look forward to working with our formidable team in progressing our path to certification, bringing in additional investment and taking the VX4 to market.”

The changes come as the final assembly of the new generation full-scale VX4 prototype nears completion, with the aircraft on track to begin a robust test flight programme ahead of intended public demonstrations at Farnborough International Airshow and Heathrow Airport later in 2024. This prototype features next generation propellers, will use Vertical’s proprietary battery technology for the first time, and incorporates much more of the company’s leading aerospace partners’ technology.

Mike Flewitt, Chairman  of Vertical,  said: “Vertical is moving into a really exciting phase of its corporate evolution, and Stuart and Ben are both fantastic appointments to take the business through it. Both have significant strategic and fundraising experience and in their new roles, they will strengthen what is already a very strong team with decades of experience in certifying and bringing new aircraft to market. I look forward to working alongside both and Stephen as we create a new chapter in travel.”

Ben Story, Board Member of Vertical, said: “I’ve been following the exciting progress Vertical has been making in this nascent sector, and the talented team has achieved so much in a relatively short amount of time. I look forward to playing my part in taking the business into this next exciting phase and bringing the VX4 to market.”

About Vertical Aerospace

Vertical Aerospace is a global aerospace and manufacturing company pioneering electric aviation.

Vertical is creating a safer, cleaner and quieter way to travel. Vertical's VX4 is a piloted, four passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical combines partnering with leading aerospace companies, including Honeywell, Rolls-Royce and Leonardo, with developing its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

Vertical has 1,500 pre-orders of the VX4 worth $6bn, with customers across four continents, including Virgin Atlantic, American Airlines, Japan Airlines, GOL and Bristow. Headquartered in Bristol, the epicentre of the UK’s aerospace industry, Vertical was founded in 2016 by Stephen Fitzpatrick, founder of the OVO Group, Europe’s largest independent energy retailer.

Vertical's experienced leadership team comes from top tier automotive and aerospace companies such as Rolls-Royce, Airbus, Heathrow, GM and Leonardo. Together they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

For more information:

Justin Bates, Head of Communications

Justin.bates@vertical-aerospace.com

+44 7878357463

Vertical Media Kit

Available here.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding anticipated management and Board changes, the design and manufacture of the VX4, our business strategy and plans and objectives, including our announced public flight demonstrations, our ability and plans to raise additional capital to fund our operations, statements regarding completion of the committed funding from Company’s founder and majority owner, the features and capabilities of the VX4, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; our ability to raise additional funds when we need or want them, or at all, to fund our operations; our limited cash and cash equivalents and recurring losses from our operations raise significant doubt (or raise substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern; our potential inability to produce or launch aircraft in the volumes or timelines projected; the potential inability to obtain the necessary certifications for production and operation within any projected timeline, or at all; the inability for our aircraft to perform at the level we expect and may have potential defects; our history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; any accidents or incidents involving eVTOL aircraft could harm our business; our dependence on partners and suppliers for the components in our aircraft and for operational needs; the potential that certain strategic partnerships may not materialize into long-term partnership arrangements; all of the pre-orders received are conditional and may be terminated at any time and any pre-delivery payments may be fully refundable upon certain specified dates; any circumstances; any potential failure to effectively manage our growth; our inability to recruit and retain senior management and other highly skilled personnel; we have previously identified material weaknesses in our internal controls over financial reporting which if we fail to properly remediate, could adversely affect our results of operations, investor confidence in us and the market price of our ordinary shares; as a foreign private issuer we follow certain home country corporate governance rules, are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 14, 2024, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.